UNITED STATES                   SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549                  0-20468

                                                                  CUSIP NUMBER
                                  FORM 12b -25

                           NOTIFICATION OF LATE FILING

Check One:

         [ ]Form 10-K   [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q   [ ]Form N-SAR

         For Period Ended:  September 30, 2003
         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR
         For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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     ALTERNATIVE TECHNOLOGY RESOURCES, INC.
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     Full Name of Registrant

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     Former Name if Applicable

     629 J Street
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     Address of Principal Executive Office (Street and Number)

     Sacramento, California  95814
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     City, State and Zip Code

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PART II -- RULES 12b - 25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

     |X|    (a)     The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort expense;

     |X|    (b)     The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     | |    (c)     The accountant's statement or other exhibit required by Rule
                    12b - 25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable  detail the reasons why Form 10-K,  11-K,  20-F, 10-Q,
N-SAR, transition report or a portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          On November 12, 2003, the Company and its independent auditors, Ernst & Young LLP, mutually agreed to cease their existing professional relationship. This change has been reported in a Form 8-K dated November 12, 2003. The Company is currently involved in the process of engaging a new independent public accountant. As a result, the Company needs additional time to prepare and review the interim financial statements for the quarter ended September 30, 2003.


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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.

     Mark W. Rieger                             (916) 231-0400
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     (Name)                                     (Area Code and Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         |X| Yes                    |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         |X| Yes                    |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended September 30, 2003, the Company recognized gross revenues of $380,000 and a net loss of $912,000 compared to gross revenues of $777,000 and a net loss of $1,887,000 for the quarter ended September 30, 2002. The foregoing results have not been reviewed by an independent accountant.

                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.
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                (Name of Registrant as specified in its charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 17, 2003                          By: /s/ Mark W. Rieger
                                                        ------------------------
                                                        Mark W. Rieger,
                                                        Chief Executive Officer